SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

3 APRIL 2007

                   SkyePharma PLC - Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published, or made available to the public, by SkyePharma between 2  May 2005 and 2 May 2006 The information referred to in this update was up to date at the time it was published but some information may now be out of date.

SkyePharma also confirms that it will issue a further Annual Information Update, within the 20 business days following publication of its annual results, which will cover the 12-month period immediately preceding such announcement.

1. Announcements via RNS

The following UK regulatory announcements have been made via RNS a Regulatory
Information Service and can be obtained from the London Stock Exchange website at www.londonstockexchange.com or the Company's website at www.skyepharma.com

Date                                             Announcement

6 May 2005                                       Additional Listing
9 May 2005                                       Triglide Approval
23 May 2005                                      Notification of Shares
24 May 2005                                      Notification of Shares
31 May 2005                                      Signed Agreement
1 Jun 2005                                       Share Purchase Plan
2 Jun 2005                                       Directors Share Purchase
3 Jun 2005                                       Director Shareholding
3 Jun 2005                                       Director Shareholding
6 Jun 2005                                       Re Convertible Bonds
20 Jun 2005                                      Approval in Germany
21 Jun 2005                                      Notification of Shares
28 Jun 2005                                      Paxil CRTM Returns to US
28 Jun 2005                                      First Filing for Pulmicort
1 Jul 2005                                       Share Purchase Plan
18 Jul 2005                                      US Launch of Triglide
18 Jul 2005                                      AGM Statement
20 Jul 2005                                      Notification of Shares
2 Aug 2005                                       Share Purchase Plan
3 Aug 2005                                       Notification of Shares
3 Aug 2005                                       2004 IFRS Figures
31 Aug 2005                                      Notification of Shares
2 Sep 2005                                       Results Date & Flutiform Update
7 Sep 2005                                       Launch of Foradil
8 Sep 2005                                       Notice of Interims
28 Sep 2005                                      Rights Issue
28 Sep 2005                                      Interim Results
30 Sep 2005                                      Notification of Interests
30 Sep 2005                                      Notification of Shares
3 Oct 2005                                       Director/PDMR Shareholding
3 Oct 2005                                       Holding(s) in Company
5 Oct 2005                                       Notification of Shares
5 Oct 2005                                       R&D Day Update
6 Oct 2005                                       Notification of Shares
6 Oct 2005                                       Notification of Shares
12 Oct 2005                                      Filing of Prospectus
17 Oct 2005                                      Notification of Shares
18 Oct 2005                                      Notification of Shares
18 Oct 2005                                      Notification of Shares - Amend
19 Oct 2005                                      Notification of Shares
21 Oct 2005                                      Notification of Shares
24 Oct 2005                                      Notification of Shares
25 Oct 2005                                      Notification of Shares
1 Nov 2005                                       Japanese Marketing Agreement
1 Nov 2005                                       Notification of Shares
3 Nov 2005                                       Rights Issue
3 Nov 2005                                       Placement of Rights Issue Rump
3 Nov 2005                                       Director/PDMR Shareholding
7 Nov 2005                                       Notification of Shares
10 Nov 2005                                      Notification of Shares
14 Nov 2005                                      Strategic Review
14 Nov 2005                                      Rule 2.10 Announcement
17 Nov 2005                                      Rule 2.10 Announcement
18 Nov 2005                                      Rule 2.10 Announcement
30 Nov 2005                                      Notification of Shares
2 Dec 2005                                       Holding(s) in Company
2 Dec 2005                                       Notice of Major Interests
5 Dec 2005                                       Notification of Shares
8 Dec 2005                                       Strategic Review Update
13 Dec 2005                                      Notification of Shares
28 Dec 2005                                      Share Purchase Plan
11 Jan 2006                                      Strategic Review
12 Jan 2006                                      Postponement of R&D Days
13 Jan 2006                                      Notice of Major Interest
16 Jan 2006                                      Notice of Major Interest
20 Jan 2006                                      Resignation of Chairman
20 Jan 2006                                      Responds to Call for EGM
23 Jan 2006                                      Holding(s) in Company
26 Jan 2006                                      Holding(s) in Company
30 Jan 2006                                      Further re call for EGM
2 Feb 2006                                       Appointment of New Chairman
3 Feb 2006                                       Director/PDMR Shareholding
3 Feb 2006                                       Director/PDMR Shareholding
3 Feb 2006                                       Director Shareholding
3 Feb 2006                                       Notification of Shares
6 Feb 2006                                       Board Appointment
6 Feb 2006                                       Notification of Shares
6 Feb 2006                                       Notification of Shares
7 Feb 2006                                       Response to NAV Syndicate
7 Feb 2006                                       Notification of Shares
8 Feb 2006                                       Notification of Shares
9 Feb 2006                                       Further re Employment Terms
9 Feb 2006                                       Notification of Shares
9 Feb 2006                                       Notification of Shares
13 Feb 2006                                      Former Chairman Retires
13 Feb 2006                                      Notification of Shares
13 Feb 2006                                      Notification of Shares
14 Feb 2006                                      Notification of Shares
15 Feb 2006                                      Director/PDMR Shareholding
16 Feb 2006                                      EGM Circular
23 Feb 2006                                      Notification of Shares
23 Feb 2006                                      Notification of Shares
27 Feb 2006                                      EGM Nominee Voting
1 Mar 2006                                       Share Purchase Plan
2 Mar 2006                                       Response to NAV
3 Mar 2006                                       Full Response to NAV
3 Mar 2006                                       Notification of Shares
3 Mar 2006                                       Financial Position
6 Mar 2006                                       Holding(s) in Company
9 Mar 2006                                       Result of EGM
14 Mar 2006                                      Agreement over Non-Executives
15 Mar 2006                                      Notification of Shares
17 Mar 2006                                      Notification of Shares
27 Mar 2006                                      Notice of Results
3 Apr 2006                                       Share Purchase Plan
5 Apr 2006                                       Board Appointment
19 Apr 2006                                      Preliminary Results
21 Apr 2006                                      Propofol Update
24 Apr 2006                                      Holding(s) in Company
24 Apr 2006                                      Notification of Interests
24 Apr 2006                                      Directors Share Awards
26 Apr 2006                                      Notification of Interests
28 Apr 2006                                      European Approval of DepoDur
2 May 2006                                       Notification of Shares

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in
England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House
(www.companieshouse.gov.uk)

Date of Filing                                       Brief Description of document(s) filed

16/05/2005                               88(2)R      Return Allotment of Shares
28/07/2005                               AA          Annual Accounts
30/07/2005                               RES09       Resolutions
03/08/2005                               288b        Director Resigned
27/09/2005                               288c        Directors Particulars Changed
30/01/2006                               363         Return made up to 31/12/05
22/02/2006                               288b        Director resigned

3. Documents published or sent to Shareholders or filed with the UK Listing
Authority viewing facility at:

Financial Services Authority
The North Colonnade
Canary Wharf
London
E14 5HS

Date                                       Document

June 2005                                  Annual Report and Notice of Meeting
October 2005                               Interim Report
October 2005                               Rights Issue Prospectus
February 2006                              EGM Circular and Notice of Meeting

Copies of the above documents can be obtained from the Company Secretary at:

105 Piccadilly
London
W1J 7NJ

Name of contact and telephone number for queries:

John Murphy
Company Secretary
SkyePharma PLC
Tel: 020 7491 1777

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   April 04, 2007